Exhibit 99.1
                                  ------------


Company Contacts:
David Faulkner
Cimetrix, Inc.
dave.faulkner@cimetrix.com
Phone: (801) 256-6500
Fax: (801) 256-6510



Agency Contact:
Stew Chalmers
Positio Public Relations
stew@positio.com
Phone: (408) 453-2400
Fax: (408) 453-2405



FOR IMMEDIATE RELEASE

     Cimetrix Reports 2004 Year-End Results Company Meets Guidance Objectives of Full Year Profitability on 36% Sales Growth


     SALT LAKE CITY, Utah - March 31, 2005--Cimetrix, Inc. (OTCBB: CMXX), a leading provider of factory automation software for the global semiconductor and electronics industries, today reported financial results for its year ended December 31, 2004. Fourth quarter sales were $1,265,000, representing a 26% increase compared with net sales of $1,004,000 in the same quarter of 2003. Net sales for 2004 were $4.5 million, a 36% increase over sales of $3.3 million in 2003. That increase slightly exceeded the Company's previously-stated sales growth guidance of 35%.

     For the 12 months ended December 31, 2004, Cimetrix reported net income of $164,000, or $0.01 per basic and diluted share, versus a net loss of $931,000, or $0.04 per basic and diluted share in 2003. The Company generated approximately $162,000 in cash from operations during 2004.

     Total  operating   expenses  grew  by  just  6%  during  2004,   reflecting
management's commitment to controlling overall costs and sustaining profitable results.

     "In 2004, Cimetrix achieved its two most important goals - growing its revenue base and transitioning to profitability," said Bob Reback, president and CEO. "We met our goal to add 12 new major OEM customers, while we continued to passionately support all of our customers in successfully shipping equipment. In addition, we invested significant resources in our new CIMPortal(TM) product line to meet the new SEMI Interface A standards, which we expect to contribute to future revenue growth. These achievements have been recognized by our peers and customers as well as the investment community, which has responded by supporting an increasing market valuation and share price. Our challenge now is to extend our sales and earnings momentum into 2005 while continuing to lead the way in new product development and excellent customer support."

Fourth Quarter, Full Year and Subsequent Highlights

     o    Returned to profitability with full year net income of $164,000.

     o Achieved solid top line sales growth with a 36% increase in overall 2004 revenue.

     o Strengthened balance sheet. During 2004, Cimetrix retired a portion of its high-interest debt. Subsequent to the year end, in January 2005, the Company added $2.0 million to its cash position through a private placement of stock with two strategic investors.

     o Continued to expand OEM customer base. Cimetrix led the industry in 300 mm design wins, securing 12 new major OEM customers in 2004, including four in the fourth quarter.

     o Demonstrated a leadership role in the semiconductor industry's Interface A standard initiative. Interface A allows chipmakers access to more equipment data for applications in e-diagnostics and advanced process control (APC). Specifically, it enhances data and information sharing between fab equipment, factory information and control systems. In 2004, Cimetrix introduced its new CIMPortal product family, which addresses the Interface A standard. In addition, the Company led several educational workshops on Interface A during the year and was featured at the SEMATECH sponsored AEC/APC Symposium in Denver, Colorado, as well as private demonstrations for leading chipmakers in conjunction with a Tier 1 equipment supplier.

     o Announced the first customer success involving Cimetrix's strategic partnership with Brooks Automation (Nasdaq-BRKS) - an industry leader whose products and services are used in virtually every semiconductor fab in the world. SOLVision is the first customer to use the Brooks/Cimetrix solution for its OEM automation hardware and connectivity software needs. The solution combines Cimetrix SECS/GEM/300 mm communications standards software and support with Brooks' OEM system automation products.

2005 Outlook

     Cimetrix expects to continue growing its revenue base while maintaining full year profitability in 2005 despite industry analyst expectations for a 5-10% decline in semiconductor capital equipment spending for the year. The Company hopes to counteract the broader industry trend by adding new customers, introducing new products and remaining focused on providing passionate customer service and support. Because Cimetrix is a relatively small company that is continuing to invest in new product and market development, quarter to quarter revenue and earnings results may vary, but annual revenue and earnings guidance of continued growth and profitability should be attainable.

About Cimetrix Incorporated

     Cimetrix (OTCBB: CMXX) designs, develops, markets and supports factory automation software for the global semiconductor and electronics industries. Cimetrix's connectivity software allows equipment manufacturers to quickly implement the SECS/GEM and Interface A standards, with over 10,000 connections shipped worldwide, and provides solutions to meet the 300 mm SEMI communications standards, with OEM customer installs in all major 300 mm fabs. Cimetrix's PC-based motion control software is used by leading equipment manufacturers for demanding robotic applications. Cimetrix provides total solutions for its customers with engineering services and passionate technical support. Major products include CIMConnect(TM), CIM300(TM), CIMPortal and CODE(TM) (Cimetrix Open Development Environment). For more information, please visit www.cimetrix.com.

Safe Harbor Statement The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements about the Company's prospects for future growth and profitability are forward-looking statements. Future revenue and earnings are subject to risks and uncertainties that may adversely affect expected results including but not limited to the ability of the OEM manufacturers to which the Company sells a significant amount of its products to sell their products and services to end users, market acceptance of the Company's products, the competitive position of the Company and its products, which include the CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the semiconductor and surface mount technology markets in which the Company's products are sold, technological improvements by the Company or others in communication software, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Reference is made to the Company's most recent filings on Forms 10-K and 10-Q, which detail such risk factors.


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



Consolidated Statement of Operations

                                                            Twelve Months Ended
                                                               December 31,
                                                           2004           2003
                                                           ----           ----
Sales
   Software                                            $ 2,631,000     $ 1,809,000
   Services and support                                  1,701,000       1,485,000
   Related party                                           210,000          46,000
                                                       -----------     -----------
     Total net sales                                   $ 4,542,000     $ 3,340,000
                                                        ----------      ----------
Operating Expenses
   Cost of sales                                           844,000         435,000
   General and administrative                            1,247,000       1,087,000
   Selling, marketing and customer support               1,182,000       1,221,000
   Research and development                                978,000         933,000
   Provision for doubtful accounts                       (100,000)         (57,000)
   Impairment loss                                               -         313,000
                                                       -----------      -----------
     Total costs and expenses                            4,151,000       3,932,000
                                                       -----------      -----------
Income (loss) from operations                              391,000        (592,000)
                                                       -----------     ------------
Other income (expenses)
   Interest income                                          12,000           4,000
   Interest expense                                       (269,000)       (316,000)
   Other income (expense)                                   30,000         (27,000)
                                                       -----------     ------------
     Total other expense                                  (227,000)       (339,000)
                                                       ------------    ------------
Income (loss) before income taxes                          164,000        (931,000)
Provision for income taxes                                       -               -
                                                       -----------      -----------
Net income (loss)                                      $   164,000     $  (931,000)
                                                       ===========     ============
Income (loss) per common share
   Basic                                               $       .01     $      (.04)
                                                       ===========     ============
   Diluted                                             $       .01     $      (.04)
                                                       ===========     ============
Weighted average shares outstanding
   Basic                                                27,730,000       25,186,000
                                                        ==========      ===========
   Diluted                                              28,311,000       25,186,000
                                                        ==========     ============



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

Consolidated Balance Sheets

                                                               December 31,           December 31,
                                                                   2004                   2003
                                                                   ----                   ----
Assets
Current Assets
   Cash and cash equivalents                                  $     868,000       $   1,389,000
   Marketable securities                                                  -             234,000
   Accounts receivable, net                                       1,081,000             920,000
   Prepaid expenses and other current assets                         84,000              96,000
                                                              -------------       -------------
     Total current assets                                         2,033,000           2,639,000
Technology, net                                                     229,000             276,000
Property and equipment, net                                          82,000              84,000
Other assets                                                         14,000              33,000
                                                              -------------       -------------
     Total assets                                             $   2,358,000       $   3,032,000
                                                              =============       =============

Liabilities and Stockholders' Deficit
Current liabilities
   Accounts payable                                           $     114,000       $     167,000
   Accrued expenses                                                 298,000             192,000
   Deferred revenue                                                 548,000             562,000
   Current portion of long-term debt                                905,000             752,000
                                                              -------------       -------------
     Total current liabilities                                    1,865,000           1,673,000
Long-term debt, net of current portion                              691,000           1,865,000
                                                              -------------       -------------
     Total liabilities                                            2,556,000           3,538,000
                                                              -------------       -------------
Stockholders' deficit
   Common stock, $.0001 par value, 100,000,000
     shares authorized; 27,844,317 and 27,652,24
     shares issued                                                    3,000               3,000
   Additional paid-in capital                                    28,778,000          28,634,000
   Treasury stock, at cost                                          (49,000)            (49,000)
   Accumulated deficit                                          (28,930,000)        (29,094,000)
                                                              --------------      --------------
     Total stockholders' deficit                                   (198,000)           (506,000)
                                                              --------------      --------------
     Total liabilities and stockholders' deficit              $   2,358,000       $   3,032,000
                                                              =============       =============